[REALNETWORKS LETTERHEAD]

August 17, 2011

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief Jaime G. John, Staff Accountant

Re:	RealNetworks, Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 16, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 10, 2011 File No. 000-23137

Dear Mr. Gilmore:

RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated July 25, 2011 (the “Comment Letter”) relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results for the Years Ended December 31, 2010, 2009 and 2008, page 25

1.

We note that in Exhibit 99.1 of your Form 8-K filed February 10, 2011 you quantify annual Product Metrics including number of SaaS subscribers, number of consumer subscribers and SaaS ARPU. We note similar

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August 17, 2011

quarterly disclosure in your Form 8-K filed May 5, 2011. Please tell us the extent to which you use this information as key indicators in managing your business and whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing these Product Metrics in your annual and quarterly MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response: The Company manages its business on a day-to-day basis primarily through review and analysis of financial results and measures such as revenue, cost of revenue and operating expenses. In particular, the Company reviews and analyzes revenue and expenses, and changes in these financial items, consistent with its reported business segments, with further revenue breakdown by product/service type within each business segment. In comparison, the Company uses the Product Metrics as supplemental information to managing its business on a relatively limited basis.

The Product Metrics the Company discloses in the earnings release information included in its Form 8-K are solely intended to provide supplemental information to investors about certain aspects of the Company’s business. To also include the Product Metrics in its MD&A, however, could cause investors to place undue emphasis on such information and could detract from the key indicators on which management focuses. While the Product Metrics the Company reports are indicators of transaction volumes, based on the nature of the Company’s contracts, these metrics are not as relevant to the direct financial performance of the business. For example, when the Company provides usage-based products and services to certain mobile carriers, it typically does so on a fixed-fee basis or on a revenue-share basis. In these arrangements, the revenue earned is not necessarily directly tied to the number of subscribers, and so changes in the number of subscribers may or may not correlate to changes in revenue. For these and other reasons, changes in the Product Metrics may or may not correspond to past or potential future changes in the revenue the Company generates from its products and services. The Company views revenue generated from its products and services, and period-over-period changes in revenue, to be the more relevant quantitative measure of our business and operating performance than the Product Metrics and, accordingly, focuses its MD&A discussion on the revenue generated. For example, in the quarter ended June 30, 2011, total inter-carrier messages (“ICM”) delivered exceeded 157 billion, an increase from 128 billion in the year-earlier quarter. However, due to changes in contract pricing, revenue from ICM decreased by $1.8 million. The Company believes that the decline in revenue, and not the increase in messages delivered, is the material change in operating results that is important for the Company to discuss in its filed periodic reports. As such, in MD&A (page 24) in its Form 10-Q for the quarter ended June 30, 2011 (the “Q211 10-Q”), the Company discussed the revenue results as follows:

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August 17, 2011

“The decline in SaaS revenue during the quarter was mainly due to lower intercarrier messaging contract prices, resulting in a decline of $1.8 million.”

Similarly, the Product Metrics include the number of consumer subscribers to services the Company provides in its Core Products and Games segments, but based on the significant price differences across the Company’s various consumer subscription services, the Company focuses on managing the business through subscription revenue, which the Company believes is a more relevant measure of the business. Accordingly, MD&A in the Q211 10-Q (page 24) discussed subscription revenue in its Core Products segment as follows:

“…subscription revenue, mainly from SuperPass, declined by $2.0 million, compared with the same period in 2010 resulting primarily from a decline in the number of subscribers.”

We understand and acknowledge Section III.B.1 of SEC Release No. 33-8350 provides in relevant part that if companies disclose material information other than in their filed documents, then they should evaluate that information to determine whether that information should be included in MD&A, either because it is required to be disclosed or because omitting it would render the filed document misleading. As discussed above, the Company believes the Product Metrics it reports in the earnings information included in its Form 8-K are supplemental, but not material information regarding the Company’s financial performance and financial condition. The Company’s disclosure of Product Metrics as part of its earnings information as supplemental information is consistent with management’s use of the Product Metrics as supplemental information for managing the business. The Company will continue to assess whether the inclusion of some or all of the Product Metrics in future MD&A discussion would meaningfully promote an understanding of the Company’s business and/or would make MD&A disclosure not misleading.

Income Taxes, page 33

2.

Please tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B. of SEC Release No. 33-8350.

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August 17, 2011

Response: The majority of the Company’s income tax expense is due to income generated in certain foreign countries due to the valuation allowance on U.S. deferred tax assets, and no single country is a significant driver of the expense. The majority of the Company’s income from foreign countries is generated in countries with effective tax rates that range between approximately 24% and 40%. In light of these facts and consideration of the disclosure guidance set forth in Item 303(a)(3)(i) of Regulation S-K and Section III.B. of SEC Release No. 33-8350 and in response to the Staff’s Comment, the Company added the following disclosure in MD&A of its Q211 10-Q (page 29) and will include similar disclosure in future filings:

“The majority of our tax expense is due to income in our foreign jurisdictions as we do not currently benefit from losses in the U.S. We generate income in a number of foreign jurisdictions, some of which have higher tax rates and some of which have lower tax rates relative to the U.S. federal statutory rate. Our tax expense could fluctuate significantly on a quarterly basis to the extent income is lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates. For the quarter ended June 30, 2011, decreases in tax expense from income generated in foreign jurisdictions with lower tax rates in comparison to the U.S. federal statutory rate was offset by increases in tax expense from income generated in foreign jurisdictions having comparable, or higher tax rates in comparison to the U.S. federal statutory rate. As such, the effect of differences in foreign tax rates on the Company’s tax expense for the second quarter of 2011 is minimal.”

Liquidity and Capital Resources, page 37

3.	Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

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August 17, 2011

Response: In response to the Staff’s Comment, the Company added the following disclosure in MD&A of its Q211 10-Q (pages 33-34) and will include similar disclosure in future filings:

“As of June 30, 2011, $65.4 million of the $327.9 million of cash, cash equivalents, and short-term investments was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we may be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations. Additionally, we currently have significant net operating losses and other tax attributes that could be used to offset any potential U.S. income tax that could result if these amounts were distributed to the U.S. We utilize a variety of tax planning and financing strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed. We do not expect restriction or potential taxes on repatriation of amounts held outside of the U.S. to have a material effect on our overall liquidity, financial condition or results of operations.”

The Company supplementally informs the Staff that it will use U.S.-based cash to fund the special cash dividend the Company announced on July 28, 2011, and described in Note 19 to its consolidated financial statements in its Q211 10-Q.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 54

4.	We note that your response to comment 2 in your letter dated May 15, 2007 indicates that vendor-specific objective evidence (“VSOE”) is based upon the amounts that you charge when PCS is sold separately or based upon renewal rates specified in your arrangements if the rate is substantive. Please describe, in detail, your methodology for establishing VSOE of your PCS. Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of standalone sales used to establish VSOE.

Response: As stated in the Company’s response to comment 2 in our letter dated May 15, 2007 to the Staff, vendor-specific objective evidence (“VSOE”) is based upon the amount the Company charges when post-contract support (“PCS”) is sold separately or based upon renewal rates specified in our arrangements if the rate is substantive. Over the past several years, as the Company’s business model, product offerings and segments have significantly changed, the license revenue recorded from multiple-element arrangements, which includes PCS as an element of that license sale, has declined dramatically. In fiscal year 2010, for example, the license revenue associated with

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August 17, 2011

software license sales sold with PCS was approximately $3.6 million, representing less than 1% of total revenue, and the Company anticipates that related revenue will continue to decline.

For substantially all of the Company’s multiple-element software arrangements, VSOE of the fair value of the undelivered elements (which is primarily PCS) is established based on historical evidence of stand-alone sales of these elements to its customers in the form of PCS renewals. For these multiple-element arrangements, the VSOE of fair value for the undelivered elements is determined using a bell-shaped curve approach based on historical evidence of the actual amount charged on a stand-alone basis for such PCS. VSOE of fair value is established when a substantial majority of PCS renewals have been sold within a narrow range, typically defined as when 80% or more from the total population of similar transactions of stand-alone sales of PCS renewals have been sold within a 15% range of the Company’s normal pricing. The Company’s VSOE of fair value does vary by product, customer class (e.g., corporate, government, and education) as well as level of support. The Company’s determination of VSOE also includes an assessment of the consistency of pricing based upon like classes of transactions.

Based on the immaterial nature of this revenue, and our expectations that it will continue to decline in future quarters, we anticipate removing the reference to our revenue recognition disclosures related to the delivery of license software PCS from future filings beginning with the Company’s Form 10-Q for the quarter ending September 30, 2011.

5.	We note your disclosure on page 7 which indicates that you monetize social games, in part, through “microtransactions.” Please describe these microtransactions, including the terms of any items purchased (e.g. time-based, usage-based, etc.) and the related revenue recognition policy. Additionally, we note that you offer games for download or online play through a web browser. Please tell us your revenue recognition policy for each of these types of games.

Response: As the Company disclosed in its Form 10-K for the year ended December 31, 2010, the Company monetizes social games largely through sales of advertising and microtransactions. Total revenue recognized from social games, including microtransactions and advertising revenue, was $1.2 million in the year ended December 31, 2010. This represents 1% of the Company’s Games segment revenue and less than 1% of total consolidated revenue in 2010. While the Company is focused on growing its social games business, the Company does not expect the total revenue for social games for the year ending December 31, 2011 to be material to either the Games business or consolidated revenue. The Company will continue to monitor its business results to assess any disclosure changes that may be necessary for future filings.

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August 17, 2011

In response to the Staff’s request regarding a description of the Company’s microtransactions and related revenue policy, the Company supplementally informs the Staff that the Company operates social games as live services that allow players to play for free primarily on Facebook. Players can purchase “virtual currency” that is subsequently used to purchase virtual goods that enhance the game-playing experience. Revenue is recognized once the customer uses the virtual currency to purchase the virtual goods. The virtual goods cannot be exchanged for anything of monetary value, and no exchanges or returns are allowed. The Company will continue to monitor its social games business including microtransactions, and the associated revenue from this business, and will enhance disclosures of revenue recognition if this revenue approaches a more significant size.

Games offered for download or online play through a web browser have different revenue recognition models. Games download products are paid for by consumers in advance, and revenue is recognized once the game is delivered to the customer. Online game play is monetized through advertising. Advertising revenue is recognized as revenue as the delivery of the advertising occurs.

Note 3 – Rhapsody Joint Venture

Restructuring of Rhapsody, page 59

6.	We note that you recorded a $10.9 million gain based upon the deconsolidation of the Rhapsody assets and liabilities and the creation of the initial equity method investment in Rhapsody. Please tell us how you considered the disclosure requirements in ASC 810-10-50-1B(a) and (b).

Response: The Company considered the disclosure requirements in ASC 810-10-50-1B(a) and (b) as follows:

ASC 810-10-50-1B(a) requires disclosure of “the amount of any gain or loss recognized in accordance with paragraph 810-10-40-5.” The Company considered this disclosure requirement to be met as the $10.9 million gain disclosed in Note 3 to its consolidated financial statements was calculated in accordance with paragraph 810-10-40-5.

ASC 810-10-50-1B(b) requires disclosure of “the portion of any gain or loss related to the remeasurement of any retained investment in the former subsidiary to its fair value.” The Company considered this disclosure requirement when providing the extent of detail disclosed in Note 3 to its consolidated financial statements in its 2010 Form 10-K. Specifically, the Company disclosed the $10.9 million total gain, the $29.7 million that the retained interest was remeasured to, the consideration transferred in the deconsolidation transaction consisting

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August 17, 2011

primarily of $18.0 million of cash, and the $10.4 million recorded as a decrease to noncontrolling interest due to the termination of MTVN’s preferred return rights. The Company transferred assets with a fair value totaling $24.5 million and retained an equity interest with fair value of $29.7 million, as compared to our carrying value of a negative $5.7 million, leading the Company to conclude that all of the gain recorded related to the remeasurement of the retained investment. Because the Company believes that all of the gain recorded related to the remeasurement of the retained investment in Rhapsody to its fair value, the Company considered this disclosure requirement to be met.

Although the Company considered the disclosure requirement to be met, the Company recognizes that this was a complex transaction and provides the table below to assist the Staff in its understanding of the calculation of the gain as follows:

	(in millions)
Fair value of retained equity interest		$29.7
Less: fair value of consideration transferred by the Company		(24.5)
Carrying values associated with Rhapsody:
Noncontrolling interest	4.9
Adjustment for termination of MTVN’s rights	(10.4)
Net liabilities	11.2

Net carrying values associated with Rhapsody		5.7
Gain from deconsolidation		$(10.9)

7.	We further note in your disclosure on page 52 that you determined the $29.7 million in fair value of your retained investment in the Rhapsody joint venture using multiple valuation models that were based on assumptions of future results made by management including operating and cash flow projections. In light of the fact that your music segment, which previously was comprised principally of the Rhapsody venture, has historically reported operating losses, please describe in greater detail the material inputs used to develop the fair value of the retained investment in the Rhapsody venture. Refer to ASC 810-10-50-1B(e).

Response: In order to determine the fair value of the Company’s retained investment in Rhapsody, with the assistance of a third party valuation firm, the Company analyzed general market and economic data, reviewed industry specific research, considered market and interest rate risk, and more directly, considered certain specific inputs and variables specific to Rhapsody. The Company used a combination of valuation approaches, which included a transaction approach, an income approach and a market

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August 17, 2011

approach. Based on these approaches, the Company then applied an estimated weighting to the fair values determined by these three valuation methodologies to derive Rhapsody’s overall fair value of $59.3 million, of which $29.7 million represented the estimate of the Company’s retained investment. As a point of reference, the income approach resulted in a valuation of $54.7 million and was most heavily weighted in the Company’s analysis at 75%. The market and transaction approaches yielded an overall valuation of $61.3 million and $81.0 million, and were weighted at 10% and 15%, respectively.

The transaction and market approaches the Company used included looking at comparable companies and transactions primarily within the internet retail industry. For example, the Company used ten publicly traded companies in our market approach analysis. From the Company’s review of these comparable companies, it estimated the market capitalization and enterprise value of these entities and reviewed their projected operating results for 2010, 2011 and 2012, per Reuters Estimates. Using this information as a baseline, the Company estimated and applied multiples to Rhapsody’s 2010, 2011 and 2012 revenue and 2010 EBITDA to determine the estimated fair value under the market approach. Further, the Company considered over 100 comparable transactions for our transaction approach methodology, including the purchase of Napster, Inc., one of Rhapsody’s primary competitors, by Best Buy Co. Inc. in 2008. Based on this information and the Company’s market capitalization, the Company applied a revenue multiple to Rhapsody’s 2009 revenues to arrive at the fair value under this method. As mentioned, for these two approaches, the Company also took into consideration overall macroeconomic and market trends, risks, as well as current and projected economic data and adjusted its models appropriately.

The third approach the Company used was the income approach which used the present value of expected future cash flows of Rhapsody. The expected future cash flows were based on a combination of historical and projected financial performance, including an analysis of future cash flows taking into consideration projected sales, operating expenses, capital expenditures, investments in working capital as well as an expected reduction in operating expenses to reflect the cost structure as a standalone privately held company, rather than a division. The Company then applied a present value factor based on the weighted average cost of capital. These projections and assumptions were based on the Company’s best estimate of future operating results at the time.

In an effort to enhance the information available to enable users of the financial statements to better assess the inputs used to develop the fair value of Rhapsody in accordance with ASC 810-10-50-1B(e), the Company has expanded its disclosures by modifying and adding the following information to its “Critical Accounting Policies and Estimates” section, under the caption, “Valuation of Equity Method Investments” in its Q211 10-Q (page 36).

United States Securities and Exchange Commission

August 17, 2011

“These models were based upon estimates and assumptions relating to future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.”

The Company will also include this expanded disclosure in future filings.

Note 15 – Income taxes, page 72

8.	We note your disclosure on page 74 that you have not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries’ undistributed earnings. Please tell us and include disclosure in future filings the cumulative amount of undistributed earnings and the estimated tax on such earnings. Refer to ASC 740-30-50-2.

Response: As provided by ASC 740-30-25-17, the Company asserted that (a) the Company has overcome the presumption that all undistributed earnings will be transferred to the parent company, and (b) no income taxes should be accrued since the Company intends for its subsidiaries to indefinitely reinvest those earnings. As such, the Company is not required to accrue the deferred tax liabilities related to these undistributed earnings. The Company added the following disclosure in Note 18 to its consolidated financial statements in its Q211 10-Q (page 21) and will include a similar disclosure in future filings:

“The Company has not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries’ undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, the Company could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation if such earnings were not deemed to be permanently reinvested. However, as the Company currently has significant net operating losses and other tax attributes that could be used to offset the potential U.S. income tax that could result if these amounts were distributed to the U.S., the Company does not anticipate a material U.S. tax impact on such earnings as of June 30, 2011.”

United States Securities and Exchange Commission

August 17, 2011

The Company is in the process of calculating the amount of undistributed earnings and respectfully requests additional time to provide this information. The Company expects to disclose the amount of undistributed earnings in its annual report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent 10-K filings as required by ASC 740-30-50-2.

In regards to the estimated tax on such earnings, it is not practicable to calculate the potential tax liability due to the Company’s inability to forecast the limitation on its use of foreign tax credits. Additionally, the Company currently has significant net operating losses and other tax attributes (fully covered by valuation allowance) that could be used to offset potential U.S. income tax that could result if these amounts were distributed to the U.S. and therefore, the Company does not believe that the unrecorded deferred tax liability would result in a material tax expense (net of related reversal of U.S. valuation allowance).

The Company supplementally informs the Staff that it will use U.S.-based cash to fund the special cash dividend the Company announced on July 28, 2011, and described in Note 19 to its consolidated financial statements in its Q211 10-Q.

Note 16 – Commitment and Contingencies

Litigation, page 76

9.	We note your disclosure regarding the lawsuits filed by Greenville Communications, LLC and the American Society of Composers, Authors and Publishers. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please tell us how your disclosures comply with ASC 450-20-50-3 through 5 and Interpretative Response to Question 2 of SAB Topic 5Y.

Response: With regard to the lawsuit filed by Greenville Communications, LLC against certain of the Company’s customers, the current proceedings and negotiations among the parties to that lawsuit remain in the initial stages, and the Company cannot make an estimate of any potential loss it may recognize from the proceedings at this time. In response to the Staff’s Comment above and the disclosure requirements of ASC 450-20-50-3 through 5 and Interpretative Response to Question 2 of SAB Topic 5Y, the Company added the following disclosure to the description of the Greenville Communications, LLC lawsuit in Note 15 to its consolidated financial statements in its Q211 10-Q (page 17):

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August 17, 2011

“The Company is unable to provide meaningful quantification of how the final resolution of this litigation may impact its future consolidated financial position or results of operations.”

With regard to the lawsuit filed by the American Society of Composers, Authors and Publishers (ASCAP), the Company has reached an informal, non-binding agreement in principle among ASCAP, the Company and other relevant parties pursuant to which the Company will not be required to pay additional amounts relating to the lawsuit. The agreement in principle remains subject to the final settlement agreement, which has not yet been finalized or executed among the parties to the lawsuit. In light of this agreement in principle and in response to the Staff’s Comment above and the disclosure requirements of ASC 450-20-50-3 through 5 and Interpretative Response to Question 2 of SAB Topic 5Y, the Company added the following disclosure to the description of the ASCAP lawsuit in Note 15 to its consolidated financial statements in its Q211 10-Q (page 17):

“Based on information currently known to management, the Company believes that the ultimate outcome of this proceeding will not have a material effect on the Company’s financial position or results from operations.”

In future filings, the Company will comply with the disclosure requirements of ASC 450-20-50-3 through 5 and Interpretative Response to Question 2 of SAB Topic 5Y, as applied to the Greenville Communications, LLC and ASCAP lawsuits, as well as with respect to future lawsuits the Company is required to disclose in its periodic reports.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 6

10.	We note your disclosure on page 7 which indicates that revenue with multiple deliverables is allocated using estimated selling prices (“ESP”) if you do not have VSOE or third-party evidence (“TPE”). Please address the following items with respect to your adoption of ASU 2009-13:

•	Tell us whether you typically determine fair value of the elements in your arrangements using VSOE, TPE or ESP.

•

Describe the significant factors, inputs, assumptions, and methods used to determine TPE and ESP for the significant deliverables in your multiple deliverable arrangements. Please update your disclosure in future filings accordingly. Refer to ASC 605-25-50-2(e).

United States Securities and Exchange Commission

August 17, 2011

•

Tell us whether your multiple element arrangements include both software and non-software elements. In this regard, describe how you considered ASC 605-25-15-3A when you allocate the consideration between software as a group and non-software deliverables.

Response: Non-software contracts that the Company entered into that involved multiple elements prior to adoption of ASU 2009-13 involved its Software as a Service (SaaS) business. The SaaS business sells services and solutions such as ring-back tones, ring tones, music-on-demand, and video-on-demand to large wireless carriers worldwide. The Company provides any combination of subscriber management and billing services, e-commerce services including business intelligence, hosting services, training and consulting, but these arrangements do not include sales of software. For most elements in its typical non-software contracts, the Company has established reliable and objective evidence of fair value based on the current rates of each product since it sells those products on a stand-alone basis. Since the Company’s implementation of ASU 2009-13 on January 1, 2011, it has not entered into any agreements that are impacted by ASU 2009-13, and therefore, it has not had instances of determining TPE and ESP for any significant deliverables in its multiple deliverable arrangements. If the Company has a significant amount of contracts or revenue falling under this guidance, it will update its disclosure in future filings accordingly in accordance with ASC 605-25-50-2(e).

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

United States Securities and Exchange Commission

August 17, 2011

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Brian Keyes of Wilson Sonsini Goodrich & Rosati at (206) 883-2536, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

RealNetworks, Inc.

/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Michael Lunsford, Interim CEO
Tracy D. Daw, Chief Legal Officer
RealNetworks, Inc.

Brian Keyes, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson
KPMG LLP